

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2014

<u>Via E-mail</u>
Leonard M. Tannenbaum
Fifth Street Asset Management Inc.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830

> **Re: Fifth Street Asset Management Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 23, 2014**
> **CIK No. 0001611988**

Dear Mr. Tannenbaum:

　　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please note the financial updating requirements pursuant to Rule 3-12 of Regulation S-X.

Cover Page

3.   If the Class B shareholders will hold less than the 50% of the voting power of the common stock, please quantify the percentage of outstanding Class A common stock as well the percentage of the voting power that your Principals and any other entity that is controlled by related parties, will hold after the completion of this offering. Also include this information in The Offering section on page 12.

Inside Cover of the Registration Statement – Management Fee Revenue and Total Assets Under Management

4.   Please move the graphical presentation so that it appears as part of your presentation in the Summary, and after an appropriate discussion of both your business's history of growth and the challenges that your business faces or provide additional context for the statistics presented. In its current position, before the forepart, it presents an unbalanced view of the company and its prospects.

Prospectus Summary, page 1

The Fifth Street Platform, page 1

5.   We note your disclosure of management fees as a % of total revenues in the table presented on page 2. Please revise to include a footnote that quantifies the amount of Part I fees included in your management fees (similar to the parenthetical disclosure in the final paragraph on page 21, and elsewhere in your registration statement).

Key Competitive Strengths, page 2

6.   We note that the discussion of your key competitive strengths indicates that that the characteristics discussed differentiate you from your competitors. The statement appears to convey your belief that none of your competitors have strong growth in assets under management, revenues and earnings; high-quality and predictable earnings; strong private equity sponsorship relationships; well-regarded brand and strong institutional relationships; institutionalized operations platforms; or seasoned management teams aligned with stockholders. Please explain the basis for your belief that these characteristics differentiate you from your competitors. As part of your analysis, it may be helpful to tell us who you consider to be your competitors.

7.   Please balance your summary of your competitive strengths and growth strategies with an equally prominent discussion of your most material risks and obstacles you may encounter when implementing this strategy. The section on page six which cross references the Risk Factors section is insufficient as the discussion is particularly broad. For instance, please discuss your performance during the downturn in 2007-2009, your

relatively short operating history, and how your growth rate compares to similarly situated peers.

Industry Trends and Market Opportunities, page 4

8.   Please provide a source for the first sentence in the "Rising Interest in Alternative Investments" and "Retail Investors Diversifying their Investment Strategies" subsections.

Our Structure, Reorganization, and Related Transactions, page 7

9.   Please include the percentage of Fifth Street Holdings that your executive officers will hold after the offering either in the chart or in its footnotes.

10.   Additionally, revise footnote (3) to clarify that the Holdings Limited Partners are the Principals.

New Agreement with the Holdings Limited Partners, page 8

11.   We note from the first bullet point on page 9 that you, as general partner of Fifth Street Holdings, will have sole control over its management (subject to certain limited exceptions with respect to certain fundamental matters) and thus will consolidate the financial results of Fifth Street Holdings, Fifth Street Management and FSCO GP. Tell us and clarify within your disclosure if there are any substantive participating and/or kick-out rights held by the limited partners. In addition, please explain the limited exceptions with respect to certain fundamental matters (as noted above) that may affect your control over Fifth Street Holdings.

The Offering, page 12

12.   Please include a description of what the voting power will be for holders of Class A common stock after the offering and for your Principals if all of the Holdings LP Interests are exchanged.

13.   Indicate in the Use of Proceeds section here and on page 44 the amount of proceeds that will flow through the Holdings Limited Partners to related parties as a result of your purchase of the Holdings LP Interests.

Risk Factors, page 18

The growth of our business depends in large part on our ability to raise capital from investors…, page 19

14.   We note that certain of your newer strategies permit investors to withdraw funds from your investments. Please quantify your assets under management that is invested in these strategies.

A failure on the part of the Fifth Street BDCs to maintain their qualifications as BDCs would significantly reduce their operating flexibility, page 29

15.   Please briefly describe the qualification requirements.

Risks relating to this offering, page 31

16.   Please include a risk factor disclosing that the proceeds from the offering will not be available for your operating purposes to grow your business.

Future sales of our Class A common stock in the public market could lower our stock price…, page 31

17.   Revise this section to state, in the aggregate, the number of shares that may be available for conversion and sale over the next year. Please separately identify the number of shares that could be exchanged and sold as the expiration of the transfer restrictions.

We will continue be to be controlled by the Principals…, page 34

18.   Revise this risk factor to also include a discussion of any corporate governance provisions which your stock exchange will allow you to opt out of due to the fact that you will be a controlled company.

Our ability to pay regular dividends to stock holders is subject to the discretion of the Board of Directors and may be limited …, page 35

19.   Please describe the applicable provisions of Delaware law that may restrict your distributions.

Market Data, page 37

20.   The statements that the sources generally indicate that the information was obtained from sources believed to be reliable and that you are not aware of any misstatements implies that you are not responsible for statements attributed to market and industry data and

forecasts. Please delete these statements or revise the discussion to clarify that you have taken liability for these statements.

Our Structure and Reorganization, page 38

Contribution Agreements, page 42

21.   We note that Holdings LP interest held by the Holdings Limited Partners, other than the Principals, will vest annually over eight years. Please expand your discussion to discuss the vesting requirements of Holdings LP interests held by the Principals. In addition clarify your disclosure to state whether the Principals, along with the other Holdings Limited Partners, have to wait two years following the pricing of this offering before they can exchange their vested portion of their Holdings LP interests.

Capitalization, page 47

22.   Please expand your table to present your reorganization, offering adjustments, and any other material transactions, in separate columns.

23.   Please revise to present your non-controlling interest in combined funds within the caption titled "equity."

Unaudited Pro Forma Condensed Combined Financial Information, page 50

24.   Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. Specifically, ensure that each of your pro forma adjustments is explained in sufficient detail to understand the nature of the transaction. In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

25.   Please confirm that all pro forma adjustments made in the pro forma financial statements will be referenced to its respective footnote that describes the calculation and assumptions made to determine the amount of the pro forma adjustment.

26.   Please revise your pro forma financial statements to include a sub-total column that reflects the amounts adjusted for the reorganization.

27.   We note the narrative discussion and eight bullet points related to your Offering Adjustments on page 50. Please address the following:

- We note that the pro forma adjustment discussed in the third bullet point gives effect to the recognition of compensation expense associated with the vesting of equity awards upon an initial public offering and corresponding distributions to such former members. However, we could not locate an adjustment within your pro forma financial statements to reflect the distributions made to these former members. Please advise or revise as necessary.

- It is unclear where the adjustment described in the sixth bullet point, which gives effect to the recognition of compensation expense as a result of a one-time payment to settle certain profit interests held in Fifth Street Management that will be eliminated upon the effectiveness of the registration statement, is recognized in your pro forma financial statements. Please revise your pro forma financial statements and footnotes to provide this information, or explain to us why such revisions are not necessary.

- We note in the eighth bullet point the reclassification from controlling interest in Fifth Street Management to non-controlling interests in Fifth Street Holdings relating to the Holdings LP Interests to be held directly by the Holdings Limited Partners following the reorganization. This adjustment would appear to be directly attributable to the Reorganization and not the Offering. Please advise or revise as necessary, here and on page 52.

28. We note your disclosure in the first paragraph on page 51 that a pro forma adjustment related to the tax receivable agreement (TRA) is not necessary given that the tax benefits related to the TRA have not been assumed in the unaudited pro forma consolidated financial information. Please address the following:

- Reconcile this disclosure with your discussion in the first paragraph on page 36 where you indicate that you will record a related liability (as of March 31, 2014 on a pro forma basis) for amounts due under the TRA following this offering.

- Confirm, and clarify your disclosure if true, that the triggering event or transaction causing the TRA liability (as noted above) is the use of the offering proceeds to purchase Holdings LP Interests from the Holding Limited Partners.

- Revise your pro forma financial statements, as necessary, to include an adjustment for the TRA or explain to us your basis in concluding that no pro forma adjustment is necessary.

Unaudited Condensed Combined Pro Forma Statement of Financial Condition as of March 31, 2014, page 52

29. We note that you plan to issue Class A and Class B common stock as part of your offering and reorganization, respectively. Please disaggregate your common stock by class on your pro forma balance sheet.

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition, page 53

(1) Reorganization and Other Adjustments, page 53

30.   Note (1) to the Reorganization and Other Adjustments" column describes the reorganization and other adjustments, including the receipt and use of offering proceeds (refer to the second paragraph). Please revise your disclosure to only discuss the transactions directly related to the reorganization and other adjustments that occur prior to the offering. Consider moving the discussion of the offering and proceeds to adjustment 2 on page 54 (Offering Adjustments).

31.   We note that adjustment (a) gives effect to the total impact on retained earnings as a result of the expense recognition in connection with the accelerated vesting for the unvested portion and modification of the award with an equal offset to members' equity. We also note that this transaction had no impact to non-controlling interest in Fifth Street Holdings and no pro forma adjustment was made to reflect the compensation expense associated with this transaction. Clarify your disclosure to clearly discuss the nature of the vesting conditions and modification of the awards and how such events relate to the recapitalization. Furthermore, provide us your analysis to support your accounting treatment that no compensation should have been recognized and cite the accounting literature that you relied on to support your conclusion.

(2) Offering Adjustments, page 54

32.   You state in pro forma adjustment (c) that a portion of the proceeds from this offering will be used to purchase a portion of the Holdings LP Interests from the Holdings Limited Partners. However, your disclosure on page 12 and throughout your registration statement implies that you plan to use the entire net proceeds from this offering to purchase a portion of the Holdings LP Interests of Fifth Street Holdings from the Holdings Limited Partners. To the extent that only a portion of the offering proceeds will be used to purchase a portion of the Holdings LP interests, explain to us what the remaining offering proceeds will be used for.

33.   You also state in the final paragraph on page 54 that non-controlling interests will reflect the holders of Holdings LP interest and third-party interests in the consolidated funds. Please confirm that you will expand your pro forma footnote to show how the non-controlling interest is derived.

Unaudited Condensed Combined Pro forma Statement of Income, page 56

34.   Please revise your per share information to also include per share amounts for Fifth Street Asset Management adjusted for the reorganization. Refer to our comment above where

we requested that you present a sub-total column that reflects the amounts adjusted for the reorganization.

Notes to Unaudited Condensed Combined Pro Forma Statements of Income, page 57

35.   We note you include adjustment (h) as an offering adjustment; however, the adjustment would appear more directly attributable to the reorganization transaction. Please revise or advise as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Fee earning AUM, page 67

36.   As fee earning AUM is a key component in providing a complete analysis of your base management fees, please revise your disclosure to also include a roll-forward of your fee-earning AUM by fund type for each period presented. In addition, consider providing other metrics that management considers in evaluating performance (e.g., average fee rate).

37.   Please provide a reasonably detailed discussion of your roll-forward of fee-earning AUM to help readers understand the impact that such performance/activity had on your results of operations and cash flows. Your discussion should include a comprehensive analysis of each of the significant components in your roll-forward for each period presented on a combined basis, including market appreciation/(depreciation). Please ensure your discussion addresses material contributions or capital commitments, distributions, redemptions and market appreciation/(depreciation), including the identification and quantification of the material underlying sources that drove those activities.

Overview of Combined Results of Operations, page 67

Revenues, page 67

38.   Please revise your discussion of revenues in the final paragraph to include the percentage of revenues generated from management fees for all periods presented. In addition, quantify the amount and percentage of revenues that were attributable to Part I fees.

Results of Operations, page 71

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013, page 71

Expenses, page 72

39.   Considering the significance of your compensation and benefits expense, please expand your discussion to also discuss changes in total compensation and benefits expense as a percentage of revenues for the periods ending March 31, 2014 and December 31, 2013.

Critical Accounting Policies, page 77

40.   Given that management fees is based on the value of your AUM, including the changes in market value, please explain to us why your revenue recognition policy over such fees is not considered a critical accounting policy.

Equity Based Compensation, page 79

41.   We note that cash-settled equity-based awards are classified as liabilities and re-measured at the end of each reporting period using the intrinsic-value method as permitted for non-public companies under ASC 718. In anticipation of your initial public offering, please tell us how you considered the guidance in ASC 718-10-S99-1 in determining the fair value of new liability awards as well as any subsequent modifications, cancellations, and repurchase of existing liability awards.

Business, page 82

Our Business, page 82

42.   Describe in more detail what your innovative and flexible financial solutions for your customers are. Please describe what makes your structuring more flexible than the structuring your peers provide to potential customers.

43.   In light of the significance of your affiliated funds to your operations, please expand your table to include (for each fund strategy) your annualized returns since inception and how your performance compares to relative benchmarks or benchmark indices.

Description of Capital Stock, page 111

44.   Describe here and throughout the prospectus, any restrictions on the transfer of your Class B Common Stock.

Combined Financial Statements of Fifth Street Management Group for the Year Ended December 31, 2013

General

45.   We note your disclosure on page F-18 (Note 11 - Related Party Transactions) that substantially all of your revenues and receivables are earned from related parties. Please revise to clearly label those line items (and any other related party items) on the face of each of your financial statements (and elsewhere throughout your registration statement, as applicable) as related party transactions. Refer to Rule 4-08(k) of Regulation S-X.

Combined Statements of Income, page F-4

46.   Please revise to include a pro forma column (in these historical financial statements) for the latest fiscal year and interim period (on F-26) that presents pro forma tax and EPS data.

Notes to the Combined Financial Statements, page F-7

Note 10 – Members' Equity and Equity-Based Compensation, page F-20

47.   We note that you will recognize compensation expense in the amount of approximately $450,000 upon the closing of a sale transaction representing the fair value of vested equity- based awards. Any amounts paid excess of fair value of the award will be accounted for as a distribution with a corresponding offset to members' equity. Explain to us the vesting conditions of your equity based-award upon a qualifying capital transaction, including the completion of an initial public offering (IPO). To the extent this transaction relates to the one-time settlement of certain profit interest held in Fifth Street Management that will be eliminated upon the effectiveness of the IPO as discussed in the sixth bullet point on page 50 (under your Offering Adjustments), please explain to us the terms of the settlement and how it was determined which profit interest should be settled.

Note 11 – Subsequent Events, page F-23

Reorganization, page F-23

48.   Please revise your disclosure to include a discussion of how you intend to use the proceeds of the initial offering and the corresponding tax consequences.

Combined Financial Statements of Fifth Street Management Group for the For the Three Months Ended March 31, 2014 and 2013

Combined Statements of Financial Condition, page F-25

49.   Considering the changes in your capitalization, primarily resulting from the reorganization transaction, please revise to include a pro forma column (excluding the effects of the offering proceeds) presenting the reclassifications (i.e., reorganization) within your combined statements of financial condition. Amounts presented within should reconcile to your Article 11 pro forma combined statement of financial condition on page 52.

Notes to the Combined Financial Statements, page F-29

Note 2 – Significant Accounting Policies, page F-30

Redeemable Non-controlling Interests, page F-33

50.   We note that the investors of FSCOF are able to redeem their interests after an initial lock-up period of one to three years. Please expand your disclosure to discuss what the interest could be redeemed for (e.g., cash, etc.). In addition, provide a summary of changes in the non-controlling interests, including redeemable, in the consolidated funds.

Accounting Policies of Combined Funds, page F-37

Investments at Fair Value, page F-37

51.   We note that investments at fair value include the Combined Funds' investments in securities, investment companies and other investments. Please revise to disclose the fair values of your senior secured debt investments within each level in the fair value hierarchy at a more granular level of detail (e.g., by industry). In addition, apply the same level of detail to your tabular disclosure of significant Level III inputs on page F-39 such that the valuation input ranges and weighted averages are also provided by industry.

52.   We note that you did not disclose the quantitative information about the significant unobservable inputs used in the fair value measurement of your senior secured debt investments held by the combined funds pursuant to ASC 820-10-50-2(bbb), as such investments were valued using independent pricing services. While such guidance states that a reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (for example, when a reporting entity uses prices from prior transactions or third-party pricing information without adjustment), it also emphasis that a reporting entity cannot ignore quantitative unobservable inputs that are significant to the fair value measurement and are reasonably available to the reporting

entity. In other words, we would expect you to make a reasonable attempt at obtaining quantitative information from the third-party about unobservable inputs being used. Please revise to disclose the quantitative information about the significant unobservable inputs in pursuant to ASC 820-10-50-2(bbb) or explain to us why you are unable to disclose such information.

53.   Furthermore, since you use pricing services to assist you in determining fair value of your investments, please consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services; and
- The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

54.   Clarify to us how you complied with ASC 820-10-50-2(g) as it requires you to disclose a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Yolanda Trotter at (202) 551-3472 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director